April 16, 2002

02 APR 17 AM 11:

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate [redacted]
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

02028509

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

SUPPL

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release dated April 16, 2002, with respect to the declaration of dividends which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

dl
4/19

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ____ day of _______, 2002.

____

Name:
Title:

PRESS RELEASE

BOMBARDIER

BOMBARDIER INC. DIVIDENDS

Montréal, April, 16, 2002 - The Board of Directors of Bombardier Inc. declared the following dividends:

Class A and Class B Shares
A dividend of $0.045 per share on the Class A shares (multiple voting) and of $0.045 per share on the Class B shares (subordinate voting) is payable on May 31, 2002 to the shareholders of record at the close of business on May 17, 2002.

Holders of Class B shares (subordinate voting) of record at the close of business on May 17, 2002, who have a right to a priority dividend at the rate of $0.0015625 per share per year, payable by quarterly installments of $0.00039075, will receive the first installment of $0.00039075 per share on May 31, 2002.

Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier trades on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information

Dominique Dionne
Vice President, Public Relations and Communications
(514) 861-9481